UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.   )*

Box Ships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y09675 102
(CUSIP Number)

Michael Bodouroglou Box Ships Inc. 15, Karamanli Avenue 16673 Voula Athens, Greece (011) (30) (210) 8914 600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y09675 102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Paragon Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,266,600

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

2,266,600

10.	SHARES DISPOSITIVE POWER	[ ]

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,266,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.09%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	Y09675 102

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (including related preferred stock purchase rights), (the “Common Shares”) of Box Ships Inc., a Marshall Islands corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is 15, Karamanli Avenue, 16673 Voula, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Paragon Shipping Inc., a Marshall Islands corporation (“Paragon Shipping”). The address of Paragon Shipping’s principal place of business is 15, Karamanli Avenue, 16673 Voula, Athens, Greece.  The principal business of Paragon Shipping is as an international shipping company based in Greece, specializing in the transportation of drybulk cargoes.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Paragon Shipping is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Paragon Shipping. If no business address is given, the director’s or executive officer’s business address is 15, Karamanli Avenue, 16673 Voula, Athens, Greece.

Michael Bodouroglou	Chairman, President and Chief Executive Officer of Paragon Shipping	Mr. Bodouroglou is also the Chairman, President and Chief Executive Officer of Box Ships Inc. Mr. Bodouroglou is a citizen of Greece.

George Skrimizeas	Chief Operating Officer of Paragon Shipping
Mr. Skrimizeas also serves as the President and General Manager of Allseas Marine S.A., a technical and commercial ship management company with its principal place of business at 15, Karamanli Avenue, 16673 Voula, Athens, Greece. Mr. Skrimizeas is a citizen of Greece.

Robert Perri	Financial Officer of Paragon Shipping	Mr. Perri also serves as the Chief Financial Officer and Treasurer of Box Ships Inc. Mr. Perri is a citizen of the United States.

Nigel Cleave	Director of Paragon Shipping
Mr. Cleave’s principal business address is c/o Videotel Marine International, 84 Newman Street, London, W1T 3EU, United Kingdom. Mr. Cleave also serves as the Chief Executive Officer of Videotel Marine International, a provider of maritime blended training systems. Mr. Cleave is a citizen of the United Kingdom.

Bruce Ogilvy	Director of Paragon Shipping	Mr. Ogilvy is a citizen of the United Kingdom.

Dimitrios Sigalas	Director of Paragon Shipping	Mr. Sigalas is a citizen of Greece.

George Xiradakis	Director of Paragon Shipping
Mr. Xiradakis’s principal business address is c/o XRTC Business Consultants Ltd., 95, Akti Miaouli Street, Piraeus 18538, Athens, Greece.  Mr. Xiradakis also serves as the Managing Director of XRTC Business Consultants Ltd, a consulting firm that provides financial advice to the maritime industry, and as a director of DryShips Inc., an international shipping company specializing in drybulk and petroleum cargoes with its principal business address at 80 Kifissias Avenue, Amaroussion 15125, Athens, Greece.  Mr. Xiradakis is a citizen of Greece.

(d. and e.) To the best of Paragon Shipping’s knowledge, none of the persons listed in this Item 2 have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In April 2011, Paragon Shipping agreed to sell the containership vessels Box Voyager and Box Trader to the Issuer for a specified cash amount and 2,266,600 restricted Common Shares. The conditions for the sale of the Box Voyager and the Box Trader set forth under the purchase agreements, dated as of April 19, 2011, by and between Paragon Shipping and the Issuer were satisfied when the vessels were delivered to the Issuer on April 29, 2011.

No additional consideration was paid for these Common Shares.

Item 4.	Purpose of Transaction.

The information contained in Item 6 below is incorporated herein by reference.

Mr. Michael Bodouroglou, the Chairman, President and Chief Executive Officer of both Paragon Shipping and the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The acquisition of the Common Shares as described in Item 6 is solely for investment purposes.  Paragon Shipping evaluates its investment in the Common Shares on a continual basis. Paragon Shipping has no plans or proposals as of the date of this filing which, other than as set forth in Item 6 below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Paragon Shipping reserves the right to effect transactions that would change the number of Common Shares it may be deemed to beneficially own, including the acquisition or disposition of the Common Shares of the Issuer.  Paragon Shipping further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s board of directors, the Issuer’s shareholders and others.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) As of May 9, 2011, the Issuer had outstanding 13,266,600 Common Shares outstanding. Based on the foregoing, the following persons report beneficial ownership of the following Common Shares:

Paragon Shipping may be deemed to beneficially own 2,266,600 Common Shares, representing approximately 17.09% of the outstanding Common Shares.  Paragon Shipping has the sole power to vote 2,266,600 Common Shares and the shared power to vote 0 Common Shares.  Paragon Shipping has the sole power to dispose of 2,266,600 Common Shares and the shared power to dispose of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

(c.) Upon the completion of the Issuer’s initial public offering on April 19, 2011, Paragon Shipping surrendered to the Issuer the 100 Common Shares it held from the Issuer’s initial capitalization and the 100 Common Shares formerly owned by Paragon Shipping were subsequently cancelled.

Other than Paragon Shipping, all of the persons listed in Item 2 collectively own less than 1% of the Issuer’s outstanding Common Shares.

To the best knowledge of Paragon Shipping, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by Paragon Shipping.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In April 2011, Paragon Shipping agreed to sell the containership vessels Box Voyager and Box Trader to the Issuer for a specified cash amount and 2,266,600 restricted Common Shares. The conditions for the sale of the Box Voyager and the Box Trader set forth under the purchase agreements, dated as of April 19, 2011, by and between Paragon Shipping and the Issuer were satisfied when the vessels were delivered to the Issuer on April 29, 2011.

In April 2011, Paragon Shipping agreed to sell the containership vessel CMA CGM Kingfish to the Issuer for a specified cash amount and 1,170,900 restricted Common Shares.  The conditions for the sale of the CMA CGM Kingfish set forth under the purchase agreement, dated as of April 19, 2011, by and between Paragon Shipping and the Issuer will be satisfied upon the delivery of the vessel to the Issuer, which is expected to take place by May 31, 2011.

To the best knowledge of the Reporting Persons, other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The form of purchase agreements for the sale of the Box Voyager and the Box Trader, filed as Exhibit 10.7 to the Issuer’s registration statement on Form F-1 (File No. 333-173280) filed on April 4, 2011, is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2011

PARAGON SHIPPING INC.

By: /s/ Michael Bodouroglou
------------------------------------------
Name:   Michael Bodouroglou
Title:     Chief Executive Officer